UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 5, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chiquita Brands International, Inc.

File No. 001-01550 - CF#26443

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Chiquita Brands International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 4, 2011.

Based on representations by Chiquita Brands International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through March 31, 2014
Exhibit 10.13	through March 4, 2016
Exhibit 10.22	through March 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director